Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 6, 2023
TO THE PROSPECTUS DATED APRIL 13, 2023

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2023, as supplemented by Supplement No. 1 dated May 1, 2023, Supplement No. 2 dated May 19, 2023 and Supplement No. 3 dated June 5, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of June 2023;
•updates to our portfolio;
•an update to our management; and
•the limit on redemptions pursuant to our share redemption plan for the third quarter of 2023.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of June 2023. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
June 1, 2023	$14.57	$14.66	$14.69	$14.67	$14.57	$14.52	$14.58
June 2, 2023	$14.57	$14.66	$14.69	$14.68	$14.57	$14.52	$14.58
June 5, 2023	$14.57	$14.66	$14.69	$14.68	$14.57	$14.52	$14.58
June 6, 2023	$14.57	$14.66	$14.69	$14.68	$14.57	$14.52	$14.58
June 7, 2023	$14.57	$14.66	$14.69	$14.68	$14.57	$14.52	$14.58
June 8, 2023	$14.57	$14.66	$14.69	$14.68	$14.58	$14.52	$14.58
June 9, 2023	$14.57	$14.66	$14.69	$14.68	$14.58	$14.52	$14.58
June 12, 2023	$14.58	$14.67	$14.70	$14.69	$14.59	$14.53	$14.59
June 13, 2023	$14.58	$14.67	$14.70	$14.69	$14.59	$14.53	$14.59
June 14, 2023	$14.58	$14.67	$14.70	$14.69	$14.59	$14.53	$14.59
June 15, 2023	$14.57	$14.66	$14.69	$14.68	$14.58	$14.52	$14.59
June 16, 2023	$14.57	$14.66	$14.69	$14.68	$14.58	$14.52	$14.59
June 20, 2023	$14.57	$14.67	$14.69	$14.69	$14.58	$14.52	$14.59
June 21, 2023	$14.57	$14.67	$14.69	$14.69	$14.58	$14.52	$14.59
June 22, 2023	$14.57	$14.67	$14.69	$14.69	$14.58	$14.52	$14.59
June 23, 2023	$14.58	$14.68	$14.71	$14.70	$14.59	$14.53	$14.60
June 26, 2023	$14.57	$14.67	$14.70	$14.69	$14.59	$14.53	$14.60
June 27, 2023	$14.57	$14.67	$14.70	$14.69	$14.59	$14.53	$14.60
June 28, 2023	$14.58	$14.67	$14.70	$14.70	$14.59	$14.53	$14.60
June 29, 2023	$14.43	$14.53	$14.55	$14.55	$14.45	$14.38	$14.45
June 30, 2023	$14.34	$14.43	$14.47	$14.45	$14.35	$14.29	$14.35

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Updates to Our Portfolio

On June 26, 2023 (the "Closing Date"), RPT Flats at Carrs Hill, LLC ("RPT Flats at Carrs Hill"), a Delaware limited liability company and our indirect wholly-owned subsidiary, as borrower, entered into a loan agreement (the "Agreement"), providing for a $25.5 million, non-recourse loan (the "New Loan") from Nationwide Life Insurance Company ("Nationwide"), which is not affiliated with us or any of our affiliates. The New Loan is secured by our student housing property, The Flats at Carrs Hill (the "Property").

The interest rate for the New Loan is fixed at 5.51% with interest-only payments for the entire seven year term. The maturity date of the New Loan is July 1, 2030 with no extension options. The Agreement permits voluntary prepayment of the full amount of the New Loan subject to payment of the applicable prepayment premium, which is equal to the greater of (a) a yield maintenance calculation or (b) 1% of the outstanding principal balance of the New Loan on the prepayment date. The New Loan can be prepaid at par during the seventh year of the term. Additionally, the Agreement contains a one-time option for the New Loan to be assumed by a new borrower subject to satisfaction, in Nationwide’s sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding principal balance of the New Loan.

Proceeds of the New Loan were used to fully repay and release the existing $14.5 million mortgage loan on the Property (the "Prior Loan") with the remaining proceeds being used to pay down the outstanding balance on our existing line of credit with Wells Fargo Bank. In connection with origination of the New Loan and release of the Prior Loan, we incurred approximately $436,000 of costs.

On June 26, 2023, we sold a 64,217 rentable square-foot Class A medical office building located in Dedham, Massachusetts ("Allied Drive"). Allied Drive was sold to Remedy Properties, Inc., which is not affiliated with us or any of our affiliates, for $41.9 million. We originally purchased Allied Drive on September 27, 2016 for a gross purchase price of $34.0 million, exclusive of closing costs. The sale proceeds were used to pay down our existing line of credit with Wells Fargo Bank.

We strongly believe in the quality of the our portfolio, which remains 97% leased with 4.3 years of weighted-average lease term for our commercial properties as of June 30, 2023.

Since the beginning of 2022, we believe we have reduced risk in our portfolio while maintaining positioning we believe will capitalize on near and long-term secular growth drivers. Notably, through June 2023, we renewed approximately 30% of our commercial leases in addition to leasing up two office vacancies and reducing 2023 lease rollover to just 1.0% of our net rentable area, with little rollover for 2024 at 5.4% of net rentable area. With respect to the aforementioned lease renewals, overall monthly base rental revenue for these leases is approximately 7.2% higher than the expiring lease rates.

Additionally, we have maintained a prudent borrowing strategy. After the sale of Allied Drive and the refinance of the Property, our fund leverage was approximately 43% based on March 31, 2023 values, and we have only one loan maturity coming due in 2023, which is on an industrial property with a loan-to-value ratio of approximately 23%. Otherwise, there are no fixed rate, property specific loans maturing until July 2026.

After the sale of Allied Drive, based on March 31, 2023 values, we have strategically decreased our allocation to the office sector to 10%. Our diversified portfolio remains allocated, at 67%, to our highest-conviction sectors –

industrial and residential. The remainder of the portfolio, 23% after the sale of Allied Drive, is invested in the retail sector, where we own primarily necessity-based, grocery-anchored assets with high occupancy and cash flow.

The recent drawdown in performance was not related to the operations or the quality of our portfolio, but rather was driven by capital markets factors. The rapidly changing interest rate environment coupled with recession worries has resulted in higher capitalization rates and discount rates, both of which, as they rise, reduce real estate values. The impact of this higher interest rate environment has been felt most acutely in the industrial and residential sectors, which had been trading at record low yields. We believe that as interest rates peak, and inevitably decline, the strong fundamental backdrop and structural drivers supporting demand will produce attractive risk adjusted returns for these sectors over the long-term.

Over ten years ago, we built RREEF Property Trust as a diversified real estate strategy to deliver attractive income and strong risk adjusted total returns with low correlation to public markets. We are proud of having paid 121 consecutive months of distributions to stockholders while producing an annualized total return of 7.2% and standard deviation of 3.5% since inception (Class I shares, through June 30, 2023).

Update to Management

Effective July 3, 2023, Jessica Hamill was appointed by our board of directors as our Treasurer, replacing William Swiderski. Ms. Hamill's biography is shown below.

Jessica Hamill, age 37, has served as our Treasurer since July 2023 and as Head of Fund Finance for DWS since July 2023. Prior to that Ms. Hamill served as Senior Fund Finance Controller for DWS, where she was responsible for managing the accounting and operations for real estate funds and separate accounts. From September 2008 to November 2014, Ms. Hamill worked as an auditor at KPMG LLP in their Real Estate assurance practice. Ms. Hamill holds a B.S. in Accounting from Indiana University. She is also a Certified Public Accountant.

All references to William Swiderski in our prospectus are hereby deleted.

Share Redemption Plan Limit

For the quarter ended September 30, 2023, the limit for redemptions pursuant to our share redemption plan is $15,364,396.